Exhibit 1

RECENT DEVELOPMENTS

THE FEDERATIVE REPUBLIC OF BRAZIL

Recent Political Developments

Presidential Election

On October 28, 2018, Jair Messias Bolsonaro, the candidate of the conservative political party Partido Social Liberal (“PSL”) was elected President of the Republic.

Congressional Election

The congressional election on October 7, 2018 resulted in significant changes in the composition of Congress. With respect to the Senate, 87% of its members are new senators and the political party Movimento Democratico Brasileiro (“MDB”, previously PMDB) remained the party with the most senators (12 seats), followed by the political party Partido da Social Democracia Brasileira (“PSDB”) (8 seats). As for the Chamber of Deputies, 47% of its members are new deputies and the workers’ party Partido dos Trabalhadores (“PT”) remained the party with the highest number of deputies (54 deputies), followed by PSL (52 deputies).

Corruption Investigations

As of the date hereof, the “Lava Jato” investigation is still ongoing. The investigation, which initially targeted an alleged bribery, money laundering and embezzlement scheme involving the provision of goods and services to Petrobras, a majority state-owned company, grew in scope to a wide-reaching anti-corruption investigation and has had many stages since its inception in 2014.

On January 1, 2019, Sergio Moro, the judge initially in charge of the prosecution of the crimes identified under the “Lava Jato” investigation, took office as Minister of Justice of the Republic. On February 19, 2019, Minister Moro sent a new anti-corruption bill to Congress aiming at implementing measures to tackle corruption crime more effectively.

Employment

As of January 31, 2019, formal employment increased by 0.09% as compared to December 31, 2018, resulting in 34.313 additional jobs. For the 12-month period ended December 31, 2018, 529,554 additional jobs were created, an increase of formal employment by 1.40% as compared to December 31, 2017.

In the fourth quarter of 2018, the unemployment rate in Brazil was 11.6%, a decrease of 0.3 percentage points compared to the third quarter of 2018 and a decrease of 0.2 percentage points compared to the fourth quarter of 2017.

Wages

As of January 1, 2019, the minimum monthly wage for 2019 was set at R$998, representing an increase of 4.6% compared to the 2018 minimum monthly wage of R$954. Law No. 13.152/2015, which establishes the yearly minimum wage adjustments, is set to expire at the end of 2019.

Social Security

As of December 31, 2018, the monthly benefits accumulated in the preceding 12-month period paid by Brazil’s state-operated social security and pension system (the “Brazilian Social Security System”) increased by 2.3% compared to the same period in 2017. As of January 31, 2019, the Brazilian Social Security System payments increased by 6.2%, when compared to January 31, 2018.

In 2019, the monthly lower and upper limits of the social security pensions paid to private sector retirees are R$998.0 and R$5,839.45, respectively.

The Federal Government has announced that it is seeking a comprehensive reform of the Brazilian Social Security System in 2019. On February 20 2019, the Federal Government sent a bill to Congress setting forth a social security reform aimed at saving R$1.2 trillion in savings over a period of 10 years through (i) R$715 billion savings in the private sector pension system, (ii) R$174 billion savings in the public sector pension system, (iii) R$182 billion savings in social benefits, and (iv) R$92 billion savings in the military pension system.

THE BRAZILIAN ECONOMY

Gross Domestic Product

In the fourth quarter of 2018, the GDP increased by 0.1% compared to the third quarter of 2018. This was the eighth positive quarterly result after eleven consecutive negative quarterly results on a quarter-to-quarter basis. Compared to the fourth quarter of 2017, the GDP increased by 1.1% in the fourth quarter of 2018 measured on a cumulative 12-month basis.

The 2018 GDP results were mainly influenced by the agriculture sector, which grew by 2.4% when compared to the fourth quarter of 2017, driven by the growth and productivity gain of coffee (29.4%), upland cotton (28.4%), wheat (25.1%) and soy (2.5%).

Prices

The IPCA increased from 0.32% registered in January 2019 to 0.43% in February 2019. With respect to the 12-month period ended on February 28, 2019, the index increased 3.89% slightly above the rate of 3.78% registered in the 12 immediately previous months.

In March 2019, the Central Bank Monetary Policy Committee (Comitê de Política Monetária or “COPOM”) kept the Selic interest rate stable at 6.50% per annum. COPOM forecasts IPCA inflation of 3.9% in 2019 and 3.8% in 2020. This forecast assumes a path for the Selic interest rate that ends 2019 at 6.5% p.a. and increases to 7.75% p.a. over the course of 2020. It also assumes a path for the exchange rate that ends 2019 at R$/US$ 3.70, and 2020 at R$/US$ 3.75. In the scenario with a constant interest rate, at 6.5% p.a., and a constant exchange rate, at R$/US$ 3.85, the IPCA inflation projections for 2019 and 2020 stand around 4.1% and 4.0%, respectively.

For 2021, the CMN set the inflation target at 3.75% with a tolerance interval of plus or minus 1.5 percentage points.

Principal Sectors of the Economy

Privatizations

The divestment plan for the six subsidiaries of Eletrobras, all of which are power distributors, has been put in place by the Federal Government. The current plan contemplates a privatization schedule under which (i) Cepisa was privatized on July 26, 2018, (ii) Eletroacre, Ceron and Boa Vista were privatized on August 30, 2018, and (iii) Amazonas Energia and Ceal were privatized on December 10, 2018 and December 28. 2018, respectively.

In addition, Lotex, an instantaneous lottery owned by the state-owned bank, CAIXA, is also expected to be privatized, with its auction process starting on March 26, 2019.

FINANCIAL SYSTEM

Financial Institutions

BNDES

In December 2018, the CMN increased the long-term interest rate used for loans granted by the Brazilian National Development Bank (“BNDES”) (Taxa de Juros de Longo Prazo or “TJLP”) from 6.98% to 7.03% per annum for the first quarter of 2019. As of January 1, 2018, the TJLP was replaced by the TLP (Taxa de Longo Prazo) applicable for new BNDES loans. As of March 15, 2019, the TLP was 6.92% per annum

Loan Loss Reserves

As of January 2019, credit operations in arrears for over 90 days were at 3.0%, reflecting a slight increase in comparison with December 2018 (2.8%). As of December 2018, the level of credit operations in arrears with respect to credits granted to families remained stable at 3.3%, when compared to the previous month, while arrears of credits to legal entities decreased by 0.1 percentage points (from 2.5% to 2.4%).

Institutional Framework

On February 26, 2019, (i) Roberto Campos Neto was appointed as the new Governor of the Central Bank, (ii) Bruno Serra Fernandes was appointed as Monetary Policy Director of the Central Bank, and (iii) João Manoel Pinho de Mello was appointed as Financial System Organization Director of the Central Bank.

Foreign Exchange Rate

The Brazilian Real-U.S. Dollar exchange rate, as published by the Central Bank, was R$3.7897 to US$1.00 (sell side) on March 20, 2019.

BALANCE OF PAYMENTS

Balance of Payments

As of January 31, 2019, the current account registered a deficit of US$14.8 billion (0.8% of GDP) for the previous twelve months; the capital account registered a surplus of approximately U.S.$432.9 million and foreign direct investment was U.S.$85.8 billion (4.6% of GDP).

PUBLIC FINANCE

2019 Budget

Principal 2019 Budget Assumptions

As of August 31, 2018
Gross Domestic Product
Nominal GDP (in billions of Reais)	7,436.7
Real GDP Growth	2.5%
Inflation
Domestic Inflation (IPCA)	4.3%

Source: SEPLAN/Federal Budget Secretariat (Secretaria de Orçamento Federal or “SOF”)

The following table sets forth revenues and expenditures (in billions of Reais) of the Federal Government from 2015 through 2019.

	2015	2016	2017	2018	2019 Budget(5)
1 – Total Revenues	1,247.8	1,315.0	1,383.1	1,484.2	1,574.9
1.1 – RFB Revenues (2)	765.1	819.8	835.6	905.1	961.8
1.2 – Fiscal Incentives	0.0	-0.2	-1.4	0.0	0.0
1.3 – Social Security Net Revenues	350.3	358.1	374.8	391.2	419.8
1.4 Non – RFB Revenues	132.4	137.2	174.1	188.0	193.2
2 – Transfers by Sharing Revenue	204.7	226.8	228.3	256.7	275.2
3 – Total net Revenue	1,043.1	1,088.1	1,154.7	1,227.5	1,299.7
4 – Total expenditures	1,164.5	1,249.4	1,279.0	1,351.8	1,438.7
4.1 – Social security benefits	436.1	507.9	557.2	586.4	637.9
4.2 – Personnel and Social Charges	238.5	257.9	284.0	298.0	324.9
4.3 – Other mandatory expenditures	248.4	213.0	197.3	210.3	207.0
4.4 – Discretionary expenditures – All branches	241.5	270.7	240.5	266.0	268.9
5 – Brazilian sovereign wealth fund (FSB)	0.9	0.0	0.0	0.0	0.0
6 – Primary Balance (3)	-120.5	-161.3	-124.3	-120.2	-139.0
7 – Methodological Adjustment	3.9	3.9	7.6	6.6	0.0
8 – Statistical Discrepancy	0.0	-2.1	-1.8	-2.6	0.0
9 – Central Government Primary Balance (4)	-116.7	-159.5	-118.4	-116.2	-139.0
10 – Nominal Interest	-397.2	-318.4	-340.9	-310.3	-325.4
11 – Central Government Overall Balance (4)	-513.9	-477.8	-459.3	-426.5	-464.4

(1)	Consolidated amounts of the National Treasury, Social Security and the Central Bank
(2)	RFB: Receita Federal do Brasil, the Brazilian federal tax authority
(3)	Calculated pursuant to the “above the line” method, which corresponds to the difference between the revenues and
(4)	Calculated pursuant to the “below the line” method, which corresponds to the change in total net debt
(5)	Estimates.

Source: National Treasury

2019 Budget

The annual budget for 2019, approved by Congress on December 19, 2018 (the “2019 Budget”), set a nominal primary deficit for the consolidated public sector for 2019 of R$132 billion (approximately 1.8% of estimated GDP for 2019). The macroeconomic parameters contemplated by the budget law anticipate inflation at 4.3% and a projected GDP growth of 2.5% for 2019, a decrease of 0.5% when compared to the figures included in the budgetary guideline for 2019.

Fiscal Balance

In December 2018, the consolidated public sector registered a primary deficit of R$41.1 billion, compared to R$32.3 billion in December 2017. For the 12-month period ended December 31, 2018, the accumulated balance had a deficit of R$108.3 billion (1.6% of GDP).

In January 2019, the consolidated public sector registered a primary surplus of R$46.9 billion, remaining stable when compared to January 2018. For the 12-month period ended January 31, 2019, the accumulated balance had a deficit of R$108.3 billion (1.6% of GDP).

In December 2018, the Brazilian Social Security System presented a deficit of R$8.9 billion, 11.5% lower (in real terms) than the Social Security System deficit registered in December 2017. For the 12-month period ended December 31, 2018, the deficit in Brazil’s Social Security System totalled R$198.0 billion (in real terms). At current market prices, the deficit accumulated in the preceding 12-month period ended on December 31, 2018 reached R$195.2 billion.

In January 2019, the Brazilian Social Security System presented a deficit of R$13.8 billion, 11% lower (in real terms) than the Social Security System deficit registered in January 2018. For the 12-month period ended January 31, 2019, the deficit in Brazil’s Social Security System totaled R$197.2 billion (in real terms). At current market prices, the deficit accumulated in the preceding 12-month period ended on January 31, 2019 reached R$194.3 billion.

PUBLIC DEBT

Public Debt Indicators

Public Sector Net Debt

As of January 31, 2019, Public Sector Net Debt was R$3,733.5 billion (54.0% of GDP) compared to R$3,406.9 billion (51.8% of GDP) as of January 31, 2018.

General Government Gross Debt

As of January 31, 2019, General Government Gross Debt was R$5,302.7 billion (76.7% of GDP) compared to R$4,904.3billion (74.5% of GDP) as of January 31, 2018.

Federal Public Debt

The following table presents Brazil’s Federal Public Debt profile as of January 31, 2019.

Federal Public Debt Profile

	January 19			December 18			January 18
			%
Federal Public Debt (R$bn)	R$	3,808.3	100.0%	R$	3,877.1	100.0%	R$	3,528.3	100.0%
Domestic	R$	3,669.5	96.4%	R$	3,728.9	96.2%	R$	3,405.5	96.5%
Fixed-rate	R$	1,177.5	30.9%	R$	1,280.4	33.0%	R$	1,192.7	33.8%
Inflation-linked	R$	1,079.1	28.3%	R$	1,064.6	27.5%	R$	1,064.5	30.2%
Selic rate	R$	1,406.1	36.9%	R$	1,376.9	35.5%	R$	1,144.2	32.4%
FX	R$	145.5	3.8%	R$	155.2	4.0%	R$	126.9	3.6%
Others		—	—		—	—		—	—
External (R$bn)	R$	138.8	3.6%	R$	148.2	3.8%	R$	122.8	3.5%
Maturity Profile
Average Maturity (years)		4.2			4.1			4.3
Maturing in 12 months (R$bn)	R$	596.8		R$	632.6		R$	632.7
Maturing in 12 months (%)		15.7%			16.3%			17.9%

Note: Numbers may not total due to rounding.

Source: National Treasury

The following table presents the reference limits for Federal Public Debt in 2019.

Annual Borrowing Plan 2019

	Limits for 2019
	Minimum	Maximum
Stock of Federal Public Debt (R$Billion)
Federal Public Debt	4,100.0	4,300.0
Composition—%
Fixed Rate	29.0	33.0
Inflation Linked	24.0	28.0
Floating Rate	38.0	42.0
Exchange Rate	3.0	7.0
Maturity Profile
% Maturing in 12 months	17.0	20.0
Average Maturity (years)	3.9	4.1

Source: National Treasury

Public Debt Management

Golden Rule

In order to comply with the Golden Rule in 2019, the 2019 Budget relied on Article 167 III of the Constitution to seek congressional approval for an additional line of credit (crédito suplementar) that can be used to finance current expenses. The additional line of credit was incurred in the total amount of R$258.2 billion to be allocated in the following way: (i) R$201.7 billion in private-sector pension benefits, (ii) R$30.0 billion in social security benefits for low-income (LOAS) and disabled (BPC) citizens, (iii) R$15.0 billion in Bolsa Familia program expenditures, (iv) R$9.0 billion in subsidies, and (v) R$2.5 billion in compensation to the public-sector pension fund.

In 2018, compliance with the Golden Rule was established through (i) early BNDES re-payments of certain loans with the National Treasury (R$130 billion), (ii) redemption of the shares of Brazil’s Sovereign Wealth Fund (R$27.5 billion), (iii) liquidation of the National Development Fund (R$17.4 billion), (iv) liquidation of Fistel, a telecommunications fund (R$6.7 billion), (v) concession revenues (R$13.1 billion), and (vi) resources from PESA, an agriculture debt renegotiation fund (R$ 4.4 billion). For additional information on this topic, please refer to “Golden Rule” in the “Public Debt” section of Form 18-K for the fiscal year of 2017.

Rescheduling of BNDES Payments to the Treasury

In October 2018, the National Treasury and BNDES agreed to anticipate the maturity of certain National Treasury loans granted to BNDES by 20 years.

Regional Public Debt (State and Municipal)

Federal Government Guarantees

As of December 31, 2018, the Federal Government paid a total of R$4.8 billion in liabilities incurred by states and municipalities and recovered 16.5% of this amount via enforcement of collateral. The outstanding recoverable amount in 2018 (R$4.03 billion) refers to instalments defaulted by the State of Rio de Janeiro, for which recovery is suspended until 2020, due to the Special Recovery Regime.

As of February 2019, the Federal Government paid approximately R$1.4 billion in liabilities incurred by the States of Minas Gerais (R$1.2 billion) and Rio de Janeiro (R$0.2 billion), in the Special Recovery Regime.

Rating Agencies

In August 2018, Fitch Ratings confirmed Brazil’s long-term foreign currency sovereign credit rating at BB- with a stable outlook. In April 2018, Moody’s Investors Service changed Brazil’s outlook from negative to stable and confirmed Brazil’s sovereign rating at Ba2. In February 2019, Standard and Poor’s also confirmed the Brazil’s sovereign rating at BB- with a stable outlook.